SECURI 07006565 ION

SEC MAIL PROCESSING SECTION RECEIVED MAR 2 0 2007 WASH, D.C. 190

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-42814 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TBG FINANCIAL & INSURANCE SERVICES CORP. DBA TBG FINANCIAL

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2029 CENTURY PARK EAST, 37th FLOOR
(No. and Street)

| LOS ANGELES, | CA | 90067 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEANNA B. MCMAHON (310) 203-8770
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 355 SOUTH GRAND AVENUE | LOS ANGELES, | CALIFORNIA | 90071 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED APR 17 2007 THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, DEANNA B. MCMAHON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TBG FINANCIAL & INSURANCE SERVICES CORP., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## ACKNOWLEDGMENT

State of California
County of Los Angeles

On February 27, 2007 before me, Benjamin P. Llamas, Notary Public,
(here insert name and title of the officer)

personally appeared Deanna B. McMahon

______________________________________________

______________________________________________,

personally known to me (~~or proved to me on the basis of satisfactory evidence~~) to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity(~~ies~~), and that by ~~his~~/her/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

WITNESS my hand and official seal.

Signature ______________________

BENJAMIN P. LLAMAS
Commission # 1469151
Notary Public - California
Los Angeles County
My Comm. Expires Feb 8, 2008

(Seal)

KPMG



# TBG FINANCIAL & INSURANCE SERVICES CORP.
## dba TBG FINANCIAL

(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Financial Statements and
Supplemental Schedules

December 31, 2006

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)

Filed in accordance with
Rule 17-5(e)(3) as a
PUBLIC DOCUMENT.

**TBG FINANCIAL & INSURANCE SERVICES CORP.**
**dba TBG FINANCIAL**
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

## Table of Contents

**KPMG LLP**
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

# Independent Auditors' Report

The Board of Directors
TBG Financial & Insurance Services Corp.:

We have audited the accompanying statement of financial condition of TBG Financial & Insurance Services Corp. dba TBG Financial (a wholly owned subsidiary of TBG Insurance Services Corporation) (the Company) as of December 31, 2006, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TBG Financial & Insurance Services Corp. dba TBG Financial as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As described in note 1 to the financial statements, the management of the Company intends to withdraw its broker/dealer registration with the NASD. After the withdrawal is effective, the Company will be liquidated.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
February 28, 2007

**TBG FINANCIAL & INSURANCE SERVICES CORP.**
**dba TBG FINANCIAL**
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Financial Condition

December 31, 2006

**Assets**

| | | |
|---|---|---|
| Assets: | | |
| Cash and cash equivalents | $ | 269,146 |
| Commissions receivable | | 121,615 |
| Prepaid taxes | | 15,183 |
| Prepaid other | | 27,407 |
| Deferred taxes | | 89,093 |
| Total assets | $ | 522,444 |

**Liabilities and Shareholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable | $ | 154,972 |
| Commissions payable (see note 3, related-party transactions) | | 187,302 |
| Total liabilities | | 342,274 |
| Shareholder's equity: | | |
| Common stock at $1 par value. Authorized 100,000 shares; issued and outstanding 1,000 shares | | 1,000 |
| Additional paid-in capital | | 1,001,508 |
| Retained earnings | | 11,423,353 |
| Receivable from Parent (see note 3, related-party transactions) | | (12,245,691) |
| Total shareholder's equity | | 180,170 |
| Total liabilities and shareholder's equity | $ | 522,444 |

See accompanying notes to financial statements.

**TBG FINANCIAL & INSURANCE SERVICES CORP.**
**dba TBG FINANCIAL**
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Operations

Year ended December 31, 2006

| | | |
|---|---|---|
| Revenue: | | |
| Commissions (see note 3, related-party transactions) | $ | 22,517,081 |
| Less allowance for commission chargebacks | | — |
| Net commissions | | 22,517,081 |
| Interest income | | 10,885 |
| Total revenue | | 22,527,966 |
| Expenses: | | |
| Commissions (see note 3, related-party transactions) | | 10,897,095 |
| Employee-related expenses | | 3,222,817 |
| Office expense | | 4,505,664 |
| Selling expense | | 290,853 |
| Total expenses | | 18,916,429 |
| Income before provision for income taxes | | 3,611,537 |
| Provision for income taxes | | 1,409,665 |
| Net income | $ | 2,201,872 |

See accompanying notes to financial statements.

**TBG FINANCIAL & INSURANCE SERVICES CORP.**
**dba TBG FINANCIAL**
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2006

| | | Common stock | Additional paid-in capital | Retained earnings | Receivable from Parent | Total shareholder's equity |
|---|---|---|---|---|---|---|
| December 31, 2005 | $ | 1,000 | 1,001,508 | 9,221,481 | — | 10,223,989 |
| Classification of receivable from Parent as contraequity accounts | | — | — | — | (12,245,691) | (12,245,691) |
| Net income | | — | — | 2,201,872 | — | 2,201,872 |
| December 31, 2006 | $ | 1,000 | 1,001,508 | 11,423,353 | (12,245,691) | 180,170 |

See accompanying notes to financial statements.

**TBG FINANCIAL & INSURANCE**
**SERVICES CORP.**
**dba TBG FINANCIAL**
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Statement of Cash Flows

Year ended December 31, 2006

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 2,201,872 |
| Increase (decrease) in assets: | | |
| Commissions receivable | | 71,572 |
| Prepaid taxes | | (2,692) |
| Prepaid other | | 23,333 |
| Deferred taxes | | 70,530 |
| Receivable from Parent | | (4,319,992) |
| Increase (decrease) in liabilities: | | |
| Commission chargeback reserve | | (150,000) |
| Accounts payable | | 29,736 |
| Commissions payable | | 111,076 |
| Income taxes payable | | (50,081) |
| Net cash used in operating activities | | (2,014,646) |
| Net decrease in cash and cash equivalents | | (2,014,646) |
| Cash and cash equivalents, beginning of year | | 2,283,792 |
| Cash and cash equivalents, end of year | $ | 269,146 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the year ended December 31, 2006 for income taxes | $ | 147,224 |

See accompanying notes to financial statements.

**TBG FINANCIAL & INSURANCE**
**SERVICES CORP.**
**dba TBG FINANCIAL**
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Notes to Financial Statements

December 31, 2006

## (1) Description of the Company and Summary of Significant Accounting Policies

### *(a) Description of Business Activity*

TBG Financial & Insurance Services Corp. dba TBG Financial (the Company) specializes in selling variable life insurance contracts to corporations, corporate executives, and individuals located in the United States of America, all customers of TBG Insurance Services Corporation (the Parent). The Company's stock is wholly owned by the Parent.

The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Nationwide Financial Services, Inc. (Nationwide Financial), the parent of Nationwide Insurance (Nationwide Insurance), owns 69.0% of outstanding shares of the Parent.

Management is considering withdrawing its broker/dealer registration from the NASD and intends to liquidate in 2007. In preparing the December 31, 2006 financial statements, management has considered the effect of presenting the financial statements on a liquidation basis of accounting. Management has determined that presentation of the financial statements on a going concern basis provides similar results, as the shareholder's capital at December 31, 2006 reflects management's estimate of the anticipated liquidation amount that the shareholder of the Company will receive upon final dissolution. The actual amount that will be distributed in liquidation may differ from the amount shown as shareholder's capital at December 31, 2006, as actual results and the length of time required to wind up the affairs of the Company may impact management's assumptions.

### *(b) Cash and Cash Equivalents*

For purposes of the statement of cash flows, cash and cash equivalents include cash in banks and short-term investments, which consist of money market accounts with original maturities of 90 days or less.

The Company places its temporary cash investments with a high credit quality financial institution located in Southern California. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

### *(c) Revenue Recognition*

Commission income is recognized when the insurance products have been underwritten, the policies have been issued, and the premiums have been paid to the insurance carriers. While commission revenue is subject to chargeback, the Company's experience has been that less than 1% of commission revenue recognized has been subject to such chargeback provisions. Due to the intention of liquidating the Company, the chargeback allowance totaling $150,000 as of December 31, 2006 was transferred to the Parent, representing the Parent's liability upon liquidation of the Company.

*(d) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from these estimates.

## (2) Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus any deferred taxes. Deferred taxes are recognized for differences between the bases of assets and liabilities for financial statement and income tax purposes. As of December 31, 2006, the Company had a deferred tax asset of $89,093.

The Company files its federal and certain state tax returns on a consolidated or combined basis with its Parent and other subsidiaries of the Parent. For financial statement purposes, the Company's income tax provision is calculated separately from its Parent.

As of December 31, 2006, the Company had tax-related amounts payable to the Parent of $1,697,809, including $23,592 of state taxes payable, which have been offset against amounts due from the Parent in the accompanying financial statements.

The Company's provision for income taxes is summarized as follows:

| | | |
|---|---|---|
| Current | $ | 1,339,135 |
| Deferred | | 70,530 |
| Total | $ | 1,409,665 |

The tax effect of the temporary differences that give rise to the Company's deferred income tax assets is primarily the treatment of franchise taxes.

The total income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% for the following reasons:

| | | |
|---|---|---|
| Expected tax expense | $ | 1,227,923 |
| State income taxes | | 181,697 |
| Other | | 45 |
| Total income tax expense | $ | 1,409,665 |



(Continued)

## (3) Related-Party Transactions

### *(a) Expense Allocation*

The Company's Parent incurs certain expenses on behalf of the Company and provides administrative and marketing services for the Company. The Parent allocates these expenses to the Company based on various cost drivers. During 2006, the Company was allocated $3,222,817 for employee expenses, $4,443,241 for office expenses, and $237,338 for selling expenses. At December 31, 2006, the Company had a $12,245,691 receivable from Parent as the result of payments to the Parent in excess of the expenses allocated to the Company from the Parent. The receivable from Parent is presented in the statement of financial condition as a contraequity account in shareholders' equity. This presentation in 2006 is due to the Company's decision to withdraw their NASD registration which may result in the receivable not being satisfied through the incurred and allocated expenses.

### *(b) Other Related Parties*

The Company received approximately $10,610,000 in commissions from Nationwide Insurance in 2006. Additionally, during 2006, the Company paid commissions in the amount of $1,491,913 to three registered representatives who are also officers of the Parent.

## (4) Regulatory Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 12-to-1. In addition, the rules of various regulatory agencies provide that equity capital may not be withdrawn or cash dividends paid if the regulatory net capital ratio would exceed 10-to-1. At December 31, 2006, the Company's net capital of $48,487 exceeded the net capital required of $22,818 by $25,669, and the Company's ratio of aggregate indebtedness to net capital was 7.059-to-1.

In October 2003, the NASD issued Notice to Members 03-63 (NTM 03-63), which outlines the SEC guidance on the recording of expenses and liabilities by broker/dealers. On July 11, 2003, the Securities and Exchange Commission Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker/dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker/dealer and required the broker/dealer to either record the expenses borne by the affiliate or to adjust the broker/dealer's net capital to reflect these expenses. The Company's Parent allocates expenses to the Company that were incurred on behalf of the Company. See note 3.

## (5) Chargebacks

When insurance polices sold by the Company are canceled or rewritten during the policy refund period, the Company may incur a charge from the underwriter for refunds paid to the customer. During the year ended December 31, 2006, the Company incurred approximately $34,580 of chargebacks, which were charged against current revenue. The registered representatives who sold the policies and received a commission from the sale are charged back by the Company for their portion of the commission on the chargebacks. During the year ended December 31, 2006, the Company charged registered representatives approximately $8,213 for commissions on chargebacks. As of December 31, 2006, the chargeback allowance totaling $150,000 was transferred to the Parent, representing the Parent's liability upon liquidation of the Company.

## (6) Significant Unrelated Insurance Providers

During 2006, approximately 26% of the Company's revenues were received from two unrelated insurance providers.

Schedule 1

**TBG FINANCIAL & INSURANCE SERVICES CORP.**
**dba TBG FINANCIAL**
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Year ended December 31, 2006

| | | |
|---|---|---|
| Shareholder's equity, December 31, 2006 | $ | 180,170 |
| Less nonallowable assets: | | |
| Prepaid taxes | | (15,183) |
| Prepaid other | | (27,407) |
| Deferred taxes | | (89,093) |
| Net capital | $ | 48,487 |
| Minimum net capital required (greater of $5,000 or 6⅔% of aggregate indebtedness) | $ | 22,818 |
| Excess net capital | | 25,669 |
| Excess net capital at 1,000% | | 14,260 |
| Aggregate indebtedness | | 342,274 |
| Ratio of aggregate indebtedness to net capital | | 7.059 |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006) | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 40,899 |
| Allowable assets erroneously reported as nonallowable: | | |
| Changes in accrual of expenses | | 7,588 |
| Net capital per above | $ | 48,487 |
| Shareholder's equity, as reported in Company's Part II (unaudited) FOCUS report | $ | 12,425,861 |
| Receivable from Parent | | (12,245,691) |
| Shareholder's equity per above | $ | 180,170 |

See accompanying independent auditors' report.

Schedule 2

**TBG FINANCIAL & INSURANCE SERVICES CORP.**
**dba TBG FINANCIAL**
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

Year ended December 31, 2006

Exemption is claimed under Section K2(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

**TBG FINANCIAL & INSURANCE SERVICES CORP.**
**dba TBG FINANCIAL**
(A Wholly Owned Subsidiary of
TBG Insurance Services Corporation)

Information Relating to Possession or Control Requirements under Rule 15c3-3
of the Securities and Exchange Commission

Year ended December 31, 2006

Exemption is claimed under Section K2(ii) of Rule 15c3-3.

See accompanying independent auditors' report.

**KPMG LLP**
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

## Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
TBG Financial & Insurance Services Corp.
dba TBG Financial:

In planning and performing our audit of the financial statements of TBG Financial & Insurance Services Corp. dba TBG Financial (a wholly owned subsidiary of TBG Insurance Services Corporation) (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Los Angeles, California
February 28, 2007

END